EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

CAPSTONE THERAPEUTICS CORP.

Capstone Therapeutics Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: That the following resolutions were duly adopted by the Corporation’s Board of Directors, in accordance with the Corporation’s bylaws and the General Corporation Law of the State of Delaware, setting forth a proposed amendment (the “Amendment”) to the Restated Certificate of Incorporation of the Corporation as follows:

RESOLVED, that Section 5 of the Restated Certificate of Incorporation is deleted and replaced by the following:

“5. Authorized Capital. The total number of shares of stock which the Corporation shall have authority to issue is 152,000,000 shares, consisting of 150,000,000 shares of common stock having a par value of $.0005 per share (the “Common Stock”) and 2,000,000 shares of preferred stock having a par value of $.0005 per share (the “Preferred Stock”).

Upon the filing and effectiveness of this amendment pursuant to the Delaware General Corporation Law, at 12:01 Eastern time on August 31, 2019 (the “Effective Date”) , each 1,000 shares of Common Stock (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Date shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Company’s Common Stock, $.0005 per value per share (“New Common Stock”), without any action by the holder thereof. The Corporation shall not issue fractions of shares of New Common Stock in connection with such reclassification and combination. Any stockholder who, immediately prior to the Effective Date, owns a number of shares of Old Common Stock which is not evenly divisible by one thousand (1,000) shall, with respect to such fractional interest, be entitled only to receive cash (without interest and subject to applicable withholding taxes) from the Corporation’s transfer agent (the “Transfer Agent”) in lieu of a fraction of a share of New Common Stock. The aggregate of all fractional shares shall be issued to the Transfer Agent, as agent, for the accounts of all holders of record of Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all fractional interests will be affected by the Transfer Agent as soon as practicable after the Effective Date on the basis of prevailing market prices of the Common Stock at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, if any, the Transfer Agent will pay to such holders of record their pro rata share of the net proceeds (after customary brokerage commissions and other expenses) derived from the sale of the fractional interests.

Each certificate that therefore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, unless otherwise instructed by such stockholder, book-entry shares in lieu of new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination.

The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of Article 5, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)       The number of shares constituting that series and the distinctive designation of that series;

(b)       The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)       Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d)       Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e)       Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)       Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g)       The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(h)       Any other relative rights, preferences and limitations of that series.”

SECOND: The foregoing Amendment was duly adopted by the Corporation’s Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: The foregoing Amendment was duly approved by the Corporation’s stockholders.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by the undersigned duly authorized officer who declares under penalty of perjury that the matters set forth in the foregoing Certificate of Amendment are true and correct to his knowledge.

Dated: August 22, 2019

CAPSTONE THERAPEUTICS CORP.

By:	/s/ John M. Holliman, III
Name:	John M. Holliman, III
Title:	Executive Chairman